UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

KALA BIO, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483119202

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

June 26, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483119202	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 891,335
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 891,335
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 891,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 4,458,909 shares of common stock (“Common Stock”) of KALA BIO, Inc. (the “Issuer”) outstanding as of June 28, 2024, according to information obtained from the Issuer.

CUSIP No. 483119202	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 891,335
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 891,335
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 891,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 4,458,909 shares of Common Stock outstanding as of June 28, 2024, according to information obtained from the Issuer.

CUSIP No. 483119202	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 891,335
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 891,335
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 891,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 4,458,909 shares of Common Stock outstanding as of June 28, 2024, according to information obtained from the Issuer.

CUSIP No. 483119202	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 891,335
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 891,335
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 891,335
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 4,458,909 shares of Common Stock outstanding as of June 28, 2024, according to information obtained from the Issuer.

Schedule 13D

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of KALA BIO, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 1167 Massachusetts Avenue, Arlington, MA 02476. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	The Reporting Persons are:
1.	Baker Bros. Advisors LP (the “Adviser”)

2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)

3.	Felix J. Baker

4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Issuer held by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) reported herein were purchased with working capital of the Funds in private placements with the Issuer and as a result of conversions of securities previously acquired in private placements directly with the Issuer. 701,535 shares of Common Stock were acquired in private placements directly with the Issuer (including the 624,722 shares of Common Stock acquired in the Offering as described in Item 4) and 189,800 shares of Common Stock were acquired as a result of conversions of 1,898 shares of Series E non-voting convertible non-redeemable preferred stock (“Series E Preferred”) of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock, subject to the limitations on conversion described in Item 5. The Funds also hold 51,246 shares of Series E Preferred, which are subject to limitations on conversion described in Item 5, 2,928 shares of Series F non-voting convertible non-redeemable preferred stock (“Series F Preferred”) of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock, subject to the limitations on conversion described in Item 5, 10,901 shares of Series G non-voting convertible non-redeemable preferred stock (“Series G Preferred”) of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock, subject to the limitations on conversion described in Item 5, and 2,299 shares of Series H non-voting convertible non-redeemable preferred stock (“Series H Preferred”) of the Issuer, acquired in the Offering described in Item 4, convertible at any time on a 1-to-100 basis without additional consideration into Common Stock, subject to the limitations on conversion described in Item 5, all purchased in private placements directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $46,598,637.

Item 4. Purpose of the Transaction.

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

June 2024 Securities Purchase Agreement

On June 26, 2024, the Issuer entered into a securities purchase agreement (the “June 2024 Securities Purchase Agreement”) with the Funds and other investors pursuant to which the Issuer agreed to sell and such investors agreed to purchase (the “Offering”) an aggregate of (i) 9,393 shares of Series H Preferred at a price of $585.00 per share and (ii) 1,197,314 shares of Common Stock of the Issuer at a price of $5.85 per share. The Offering closed on June 28, 2024. The June 2024 Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds.

Pursuant to the June 2024 Securities Purchase Agreement, 667 and Life Sciences purchased in the Offering (a) 61,602 and 563,120 shares of Common Stock, respectively, totaling 624,722 shares of Common Stock in the aggregate, and (b) 226 and 2,073 shares of Series H Preferred, respectively, totaling 2,299 shares of Series H Preferred in the aggregate. Each of the Funds purchased the Common Stock and Series H Preferred with its working capital.

Pursuant to the June 2024 Securities Purchase Agreement, until the earlier of (i) the date on which less than 5.0% of the shares of the Series H Preferred issued pursuant to the June 2024 Securities Purchase Agreement are outstanding or (ii) the occurrence of a change of control of the Issuer, the Issuer may not not, without the prior approval of purchasers holding two-thirds of the shares of Series H Preferred, issue or authorize the issuance of any equity security that is senior or pari passu to the Series H Preferred with respect to liquidation preference.

The foregoing description of the June 2024 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the June 2024 Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.6 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s Board, management and other investors, and other items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of Series E Preferred, Series F Preferred, Series G Preferred, Series H Preferred or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Series E Preferred, Series F Preferred, Series G Preferred and Series H Preferred held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

Holder	Common Stock	Series E Preferred	Series F Preferred	Series G Preferred	Series H Preferred
667, L.P.	87,876	5,053	289	1,075	226
Baker Brothers Life Sciences, L.P.	803,459	46,193	2,639	9,826	2,073
Total	891,335	51,246	2,928	10,901	2,299

The Series E Preferred, Series F Preferred, Series G Preferred and Series H Preferred (collectively the “Converible Preferred”) are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, no more than 9.99% of the outstanding Common Stock of the Issuer (the “Beneficial Ownership Limitation”). As a result of the Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of the Convertible Preferred by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

Due to the Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Convertible Preferred.

The foregoing description of the Series E Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series E Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 28, 2022, and is incorporated herein by reference.

The foregoing description of the Series F Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series F Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on December 22, 2023, and is incorporated herein by reference.

The foregoing description of the Series G Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series G Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on March 26, 2024, and is incorporated herein by reference.

The foregoing description of the Series H Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series H Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on June 27, 2024, and is incorporated herein by reference.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

(c) Except as disclosed herein, the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated herein by reference.

The June 2024 Securities Purchase Agreement is incorporated by reference as Exhibit 99.6 and is incorporated herein by reference.

November 2022 Securities Purchase Agreement

On November 28, 2022, the Funds entered into a Securities Purchase Agreement with the Issuer (the “November 2022 Securities Purchase Agreement”). The November 2022 Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds.

Board Nomination Right

Pursuant to the November 2022 Securities Purchase Agreement, the Funds have the right to require the Issuer to nominate and recommend, at each meeting of the Issuer’s stockholders at which members of the Board of the same class as one or more of the Fund Designees (as hereinafter defined) are to be elected, the election of:

(i)	one individual (the “First Designee”) to serve as a director on the Board (A) at any time the Funds, together with their affiliates, own at least 9.9% of the outstanding Common Stock of the Issuer and (B) for so long as the Funds, together with their affiliates, beneficially own in the aggregate at least 50.0% of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred, without regard to the Beneficial Ownership Limitation) originally purchased by the Funds pursuant to the November 2022 Securities Purchase Agreement; or

(ii)	two individuals (the “Second Designee”) to serve as directors on the Board (A) at any time the Funds, together with their affiliates, own at least 15.0% of the outstanding Common Stock of the Issuer and (B) for so long as the Funds, together with their affiliates, beneficially own in the aggregate at least 75.0% of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred, without regard to the Beneficial Ownership Limitation) originally purchased by the Funds pursuant to the November 2022 Securities Purchase Agreement; or

(iii)	three individuals (the “Third Designee” and together with the First Designee and Second Designee, the “Funds Designees”) to serve as directors on the Board (A) at any time the Funds, together with their affiliates, own at least 25.0% of the outstanding Common Stock of the Issuer and (B) for so long as the Funds, together with their affiliates, beneficially own in the aggregate at least 75.0% of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred without regard to the Beneficial Ownership Limitation) originally purchased by the Funds pursuant to the November 2022 Securities Purchase Agreement; provided that at such time as the Funds designate a Third Designee, at least one of the Fund Designees must qualify as an independent director as defined under Nasdaq Listing Rule 5605(a)(2) and be acceptable to the members of the Board who are not Fund Designees.

These nomination rights terminate at such time as the Funds and/or their affiliates cease to beneficially own (in the aggregate) shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred Stock, without regard to the Beneficial Ownership Limitation) representing at least 50.0% of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred Stock) purchased by the Funds pursuant to the 2022 Securities Purchase Agreement.

Participation Rights

Until December 1, 2026, if the Issuer proposes to offer and sell any equity securities, or securities convertible into or exercisable for equity securities, in an offering conducted pursuant to an exemption from registration or in a registered offering that is not conducted as a firm commitment underwritten offering, then the Funds have the right to purchase, on the same terms as are applicable to the other investors in such offering, that amount of securities being offered for sale in such offering equal to the Funds’ Pro Rata Share (as defined below) of the total amount of securities offered for sale in such offering. Additionally, until December 1, 2026, if the Issuer proposes to offer and sell any such securities in a registered firm commitment underwritten offering, then the Issuer is obligated to use commercially reasonable efforts to cause the managing underwriter(s) of such offering to contact the Funds about potentially participating in such offering and to provide to the Funds, on the same terms as are applicable to the public in such offering, the opportunity to purchase that amount of securities being offered for sale in such offering equal to the Funds’ Pro Rata Share (as defined below) of the total amount of securities offered for sale in such offering. “Pro Rata Share” is the percentage determined by dividing (A) the number of shares of Common Stock (including all shares of Common Stock issuable or issued upon conversion or exercise of any outstanding securities of the Issuer convertible into or exercisable for shares of Common Stock) collectively owned beneficially by the Funds without regard to the Beneficial Ownership Limitation divided by (B) the total number of shares of outstanding Common Stock (including all shares of Common Stock issued or issuable upon conversion or exercise of any outstanding securities of the Issuer convertible into or exercisable for shares of Common Stock) and all shares reserved for future issuance pursuant to any equity incentive or similar plan immediately prior to the proposed offering.

These participation rights terminate at the earliest to occur of (i) such time as the Funds and/or their affiliates cease to beneficially own (in the aggregate) shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred Stock, without regard to the Beneficial Ownership Limitation) representing at least 75.0% of the shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of Series E Preferred Stock) purchased by the Funds pursuant to the 2022 Securities Purchase Agreement and (ii) such time as the Funds are offered the opportunity to participate in an offering pursuant to these participation rights and the Funds or their affiliates do not purchase at least 50% of their aggregate Pro Rata Share of the total amount of securities offered in such offering.

Certain Negative Covenants

Pursuant to the November 2022 Securities Purchase Agreement, until the earlier of (i) the date on which less than 5.0% of the shares of the Series E Preferred issued pursuant to the November 2022 Securities Purchase Agreement are outstanding or (ii) the occurrence of a change of control of the Issuer, the Issuer may not do any of the following without the prior approval of Funds holding a majority of the shares of Series E Preferred: (a) issue or authorize the issuance of any equity security that is senior or pari passu to the Series E Preferred with respect to liquidation preference; (b) incur additional indebtedness for borrowed money in excess of $1,000,000, in the aggregate, outside the ordinary course of business, subject to certain exceptions; or (c) pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer, subject to certain exceptions.

The foregoing description of the November 2022 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the November 2022 Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

2023 Registration Rights Agreement

On March 2, 2023, the Funds entered into a registration rights agreement (the “2023 Registration Rights Agreement”) with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to shares of Common Stock of the Issuer issued or issuable upon the conversion of any securities of the Issuer that are now held or are hereafter acquired by the Funds.

Under the 2023 Registration Rights Agreement, following a request by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3 (the “Resale Registration Shelf”), or other appropriate form, covering Common Stock and any Common Stock issued or issuable upon the exercise or conversion of any other securities held or thereafter acquired by the Funds (“Registrable Securities”), and to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the 2023 Registration Rights Agreement. Under the 2023 Registration Rights Agreement, the Funds have the right to (i) one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, and (ii) no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of Registrable Securities, subject to specified exceptions, conditions and limitations. The rights of the Funds under the 2023 Registration Rights Agreement will continue in effect for up to ten years.

The Common Stock and the Common Stock issuable upon conversion of Series H Preferred Stock, in each case purchased by the Funds in the Offering, are Registrable Securities under the 2023 Registration Rights Agreement.

The foregoing description of the 2023 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2023 Registration Rights Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

December 2023 Securities Purchase Agreement

On December 21, 2023, the Funds entered into a Securities Purchase Agreement with the Issuer (the “December 2023 Securities Purchase Agreement”). The December 2023 Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds.

Pursuant to the December 2023 Securities Purchase Agreement, until the earlier of (i) the date on which less than 5.0% of the shares of the Series F Preferred issued pursuant to the December 2023 Securities Purchase Agreement are outstanding or (ii) the occurrence of a change of control of the Issuer, the Issuer may not do any of the following without the prior approval of Funds holding a majority of the shares of Series F Preferred: (a) issue or authorize the issuance of any equity security that is senior or pari passu to the Series F Preferred with respect to liquidation preference; (b) incur additional indebtedness for borrowed money in excess of $1,000,000, in the aggregate, outside the ordinary course of business, subject to certain exceptions; or (c) pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer, subject to certain exceptions.

The foregoing description of the December 2023 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the December 2023 Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

March 2024 Securities Purchase Agreement

On March 25, 2024, the Funds entered into a Securities Purchase Agreement with the Issuer (the “March 2024 Securities Purchase Agreement”). The March 2024 Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds.

Pursuant to the March 2024 Securities Purchase Agreement, until the earlier of (i) the date on which less than 5.0% of the shares of the Series G Preferred issued pursuant to the March 2024 Securities Purchase Agreement are outstanding or (ii) the occurrence of a change of control of the Issuer, the Issuer may not do any of the following without the prior approval of Funds holding a majority of the shares of Series G Preferred: (a) issue or authorize the issuance of any equity security that is senior or pari passu to the Series G Preferred with respect to liquidation preference; (b) incur additional indebtedness for borrowed money in excess of $1,000,000, in the aggregate, outside the ordinary course of business, subject to certain exceptions; or (c) pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer, subject to certain exceptions.

The foregoing description of the March 2024 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the March Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement
99.2	Securities Purchase Agreement by and among KALA BIO, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of November 28, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 28, 2022).
99.3	Registration Rights Agreement, by and among KALA BIO, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of March 2, 2023 (incorporated by reference to Exhibit 4.5 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 3, 2023) .
99.4	Securities Purchase Agreement by and among KALA BIO, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of December 21, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 22, 2023).
99.5	Securities Purchase Agreement by and among KALA BIO, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of March 25, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2024).
99.6	Securities Purchase Agreement by and among KALA BIO, Inc., 667, L.P., Baker Brothers Life Sciences, L.P, and other investors named therein, dated as of June 26, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 27, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2024

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker